NEWS RELEASE 10-04	JANUARY 15, 2010

MOST NORTHERLY STEPOUT CUTS 4.23 G/T GOLD OVER 48.8 METRES
AT LONG CANYON DEPOSIT, NEVADA

Fronteer (FRG - TSX/NYSE Amex) announces today that a new step-out hole at its Long Canyon deposit in northeastern Nevada has intersected 4.23 grams per tonne gold (0.124 ounces per ton) over 48.8 metres, including 10.07 g/t gold (0.294 oz/ton) over 15.20 metres.

This new hole, LC411, is approximately 400 metres from the northeastern edge of the existing resource and represents the most northerly test of mineralization at the deposit to-date. LC411 is also roughly 400 metres away from another recently reported 400-metre step-out hole (LC372 in Jan. 6, 2010 press release), demonstrating that the intensity of the Long Canyon gold system persists to the northeast.

Also of significance, LC402, drilled from the same location as LC372 but at a slightly steeper angle, returned:

  15.60 g/t gold (0.456 oz/ton) over 7.60 metres.

In addition to the holes described above, a new zone of mineralization, measuring at least 350 metres long and 150 metres wide, now ties together the Shadow and Crevasse zones. This drilling demonstrates that mineralized zones are coalescing along strike, resulting in enhanced deposit continuity. Highlights include:

  6.02 g/t (0.176 oz/ton) over 21.3 metres, including 9.43 g/t (0.275 oz/ton) over 12.2 metres in LC410.

  4.37 g/t (0.127 oz/ton) over 22.9 metres, including 8.51 g/t (0.248 oz/ton) over 9.1 metres in LC403.

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap1004.pdf

DRILL HIGHLIGHTS

Hole ID	From (metres)	To (metres)	Intercept length (metres)	Au (oz/ton)	Au (g/t)
LC383C	154.9	159.5	4.6	0.06	2.04
LC390C	104.4	122.0	17.5	0.055	1.90
including	104.4	111.3	6.9	0.11	3.78
including	120.7	122.0	1.2	0.142	4.88
LC391C	98.2	106.3	8.1	0.093	3.17
LC399C	68.4	80.0	11.6	0.101	3.47
LC400	315.5	320.1	4.6	0.033	1.13
LC401	69.1	72.0	2.9	0.057	1.95
LC402	303.4	311.0	7.6	0.456	15.60
LC403	123.5	146.3	22.9	0.127	4.37
including	134.1	143.3	9.1	0.248	8.51
LC405	176.8	193.6	16.8	0.076	2.60
including	184.4	187.5	3.1	0.194	6.68

	286.6	317.1	30.5	0.222	7.60
including	297.3	311.0	13.7	0.451	15.46
LC406	117.4	126.5	9.1	0.075	2.57
LC408	89.9	103.7	13.7	0.066	2.26
LC410	114.3	135.7	21.3	0.176	6.02
including	123.5	135.7	12.2	0.275	9.43
	138.7	141.8	3.0	0.230	7.88
LC411	189.0	237.8	48.8	0.124	4.23
including	218.0	233.2	15.2	0.294	10.07

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. "#C" indicates core holes. Results less than 1 g/t are not reported in this press- release table. For a PDF of comprehensive drill results, including non-reportable intercepts, please click:

http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults1004.pdf

These newly reported drill results are the last from the exploration component of the 2009 work-program. Assays from remaining metallurgical holes are pending. Approximately 30,000 metres of drilling was completed in 2009 at Long Canyon, with the majority dedicated to development-related activities to advance the project to feasibility stage.

Late last year, a positive Preliminary Economic Assessment for Long Canyon was announced (See Dec. 1, 2009 press release).

Upcoming activities to report in the near-term include:

  An updated NI 43-101 resource estimate, incorporating drill results from 2009, planned to be completed during first half of 2010.

  A budget and work program for 2010, planned to be announced in Q1

  Detailed metallurgical findings to be reported in Q1 2010. Metallurgical samples obtained from 20 large-diameter core holes on three cross-sections that have been composited and submitted to McClelland Laboratories in Sparks, Nevada, to be reported in Q1 2010.

Long Canyon, Sandman and Northumberland comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade oxide gold starting at- or near-surface, are potentially open-pit mineable and have strong production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company’s growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.